SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Terra Nostra Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88101C 106

(CUSIP Number)

Andrew Graham

Sofaer Global Research (UK) Limited

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44 20 7259 4458

With a copy to:

Kristian E. Wiggert

Morrison & Foerster (UK) LLP

CityPoint

One Ropemaker Street

London EC2Y 9AW

United Kingdom

+44 20 7920 4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Natural Resources Hedge Fund

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,384,615

	8	Shared Voting Power 49,559,689

	9	Sole Dispositive Power 1,384,615

	10	Shared Dispositive Power 49,559,689

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* OO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,107,692

	8	Shared Voting Power 49,836,612

	9	Sole Dispositive Power 1,107,692

	10	Shared Dispositive Power 49,836,612

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Asian Hedge Fund

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 182,769

	8	Shared Voting Power 50,761,535

	9	Sole Dispositive Power 182,769

	10	Shared Dispositive Power 50,761,535

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* OO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Emerging Markets Hedge Fund

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,077

	8	Shared Voting Power 50,897,227

	9	Sole Dispositive Power 47,077

	10	Shared Dispositive Power 50,897,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* OO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheyne Capital Management (UK) LLP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England & Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,950,232

	8	Shared Voting Power 48,722,590

	9	Sole Dispositive Power 8,950,232

	10	Shared Dispositive Power 48,722,590

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* IA

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheyne General Partner Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 50,944,304

	9	Sole Dispositive Power

	10	Shared Dispositive Power 50,944,304

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kristoffer Andenaes

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,057,143

	8	Shared Voting Power 48,887,161

	9	Sole Dispositive Power 2,057,143

	10	Shared Dispositive Power 48,887,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* IN

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Giammalva

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,221,714

	8	Shared Voting Power 48,722,590

	9	Sole Dispositive Power 2,221,714

	10	Shared Dispositive Power 48,722,590

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* IN

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Holland Park Emerging Markets Fund

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 553,846

	8	Shared Voting Power 50,390,458

	9	Sole Dispositive Power 553,846

	10	Shared Dispositive Power 50,390,458

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Capital Anstalt

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 728,571

	8	Shared Voting Power 50,215,733

	9	Sole Dispositive Power 728,571

	10	Shared Dispositive Power 50,215,733

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lionhart Investments Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,232,967

	8	Shared Voting Power 46,711,337

	9	Sole Dispositive Power 4,232,967

	10	Shared Dispositive Power 46,711,337

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* IA

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Photon Global Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 50,944,304

	9	Sole Dispositive Power

	10	Shared Dispositive Power 50,944,304

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamic Decisions Capital Management Ltd

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,381,538

	8	Shared Voting Power 48,562,766

	9	Sole Dispositive Power 2,381,538

	10	Shared Dispositive Power 48,562,766

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

CUSIP No. 88101C 106

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DD Growth Premium Master Fund

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 50,944,304

	9	Sole Dispositive Power

	10	Shared Dispositive Power 50,944,304

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944,304

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 59.9%

14	Type of Reporting Person* CO

This Amendment No. 2 amends and restates the original Statement on Schedule 13D filed on September 22, 2008 by the Reporting Persons.

SCHEDULE 13D

Item 1.                                   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Terra Nostra Resources Corp. (the “Issuer”).

The principal executive offices of the Issuer are located at 790 E. Colorado Blvd., 9th Floor, Pasadena, California 91101.

Item 2.                                   Identity and Background.

(a), (b), (c) and (f)  This Statement is filed by each of the following persons (the “Reporting Persons”):

(i)                         Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“SCNRF”);

(ii)                      Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAF”);

(iii)                   Sofaer Capital Emerging Markets Hedge Fund, a Cayman Islands mutual trust (“SCEMF”);

(iv)                  Sofaer Capital Inc., a British Virgin Islands company (“Sofaer”) and an affiliate of SCNRF, SCAF and SCEMF (together with Sofaer, the “Sofaer Parties”);

(v)                     Cheyne Capital Management (UK) LLP, a limited liability partnership incorporated under the laws of England and Wales (“Cheyne LP”);

(vi)                  Cheyne General Partner Inc., a Cayman Islands corporation (“Cheyne GP”) and an affiliate of Cheyne LP (together the “Cheyne Parties”);

(vii)               Kristoffer Andenaes;

(viii)            Anthony Giammalva;

(ix)                    Holland Park Emerging Markets Fund-in voluntary liquidation (“Holland Park Fund”);

(x)                       Alpha Capital Anstalt (“Alpha Capital”);

(xi)                    Photon Global Ltd. (“Photon”);

(xii)                 Lionhart Investments Limited, a private limited company incorporated under the laws of England and Wales (“Lionhart” and together with Photon the “Lionhart Parties”);

(xiii)              Dynamic Decisions Capital Management Ltd.; and

(xiv)             DD Growth Premium Master Fund.

The place of organization, the principal business, the address of its principal business and the address of the principal office of each Reporting Person is set forth on Schedule A.  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each person enumerated in Instruction C to Schedule 13D with respect to the Reporting Persons are also set forth on Schedule A (collectively, the “Named Individuals”).

(d) and (e)  During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the Named Individuals, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                   Source and Amount of Funds or Other Consideration.

The Reporting Persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which they were issued 10% Senior Secured Convertible Notes of the Issuer (the “Notes”) and warrants to purchase Issuer common stock (the “Warrants”) on August 28, 2007, October 19, 2007, November 21, 2007 and December 28, 2007, respectively.  The Notes issued on August 28, 2007 and October 19, 2007 are convertible into shares of the Issuer’s Common Stock at a conversion price of $1.75 (although the conversion price for $500,000 of Notes held by Alpha Capital was subsequently reduced to $1.00), and each of the Warrants issued on August 28, 2007 and October 19, 2007 has an exercise price of $1.75.  The Notes issued on November 21, 2007 and December 28, 2007 are generally convertible into shares of the Issuer’s Common Stock at a conversion price of $3.25, and the Warrants issued on November 21, 2007 and December 28, 2007 generally have an exercise price of $3.25. The Reporting Persons currently hold $22,875,000 in aggregate principal amount of the Notes and Warrants to purchase 8,811,780 shares of the Issuer’s Common Stock ($2,000,000 of such Notes and 914,286 of such Warrants having been issued on August 28, 2007, $3,000,000 of such Notes and 2,514,285 of such Warrants having been issued on October 19, 2007, $13,575,000 of such Notes and 4,324,747 of such Warrants having been issued on November 21, 2007, and $4,300,000 of such Notes and 1,058,462 of such Warrants having been issued on December 28, 2007).  The Reporting Persons purchased such Notes and Warrants for $22,875,000 using working capital and personal funds. The Cheyne Parties also purchased 5,235,947 shares of Common Stock for approximately $25 million using working capital funds.

In connection with the Purchase Agreement, the Reporting Persons also entered into a Pledge Agreement (the “Pledge Agreement”) by and among Sun Liu James Po (the “Pledgor”), the holders of the Notes, as secured parties, and Wollmuth Maher & Deutsch LLP (“WMD”), as Collateral Agent.  Pursuant to the Pledge Agreement, the Pledgor pledged 27,096,138 shares of the Issuer’s Common Stock as security for repayment of the Notes (the “Collateral Shares”).  The Notes issued on August 28, 2007 were due on July 28, 2008; the Notes issued on October 19, 2007 were due on July 19, 2008; the Notes issued on November 21, 2007 were due on August 21, 2008; and the Notes issued on December 28, 2007 were due on September 28, 2008.  The Issuer has not repaid the Notes when due, causing an event of default under the Notes (the

“Default”).  Pursuant to the Pledge Agreement, upon a Default, holders of the Notes representing a majority of the principal amount of the Notes may direct the Collateral Agent (i) to transfer the Collateral Shares to the name of the Collateral Agent or its nominee, (ii) to sell the Collateral Shares, (iii) to exercise any and all rights as beneficial and legal owner of the Collateral Shares, including any and all voting rights and (iv) to exercise any other rights granted pursuant to the Pledge Agreement.  The Reporting Persons represent a majority in principal amount of the outstanding Notes, and thus may be deemed the beneficial owners of the Collateral Shares.  The Reporting Persons have instructed the Collateral Agent to transfer the Collateral Shares to the name of the Collateral Agent or its nominee.  The Reporting Persons intend to preserve all of their rights under the Pledge Agreement and may exercise any of such rights.

Item 4.                                   Purpose of Transaction.

The Reporting Persons originally acquired the shares of Common Stock, the Notes and Warrants, and beneficial ownership of certain of the shares of Common Stock for which the Notes and Warrants are convertible or exercisable and to which this Statement relates, for investment purposes.  As described in Item 3 above, the Reporting Persons may also be deemed to be beneficial owners of the Collateral Shares, which represent the remainder of the shares of Common Stock to which this Statement relates.  In pursuit of the amounts they are owed by the Issuer, the Reporting Persons may develop plans or proposals that relate to or would result in the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to:

(a) the acquisition or disposition of securities of the Issuer, including the Notes and the Collateral Shares;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries; and

(d) a change in the present board of directors or management of the issuer, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

Each of the Reporting Persons intends to review on a continuing basis the investments it has in the Issuer, any plans proposed by the Issuer with respect to repayment of the Notes, any transactions with the Issuer or third parties which would provide payment on the Notes, and all remedies and options that such Reporting Person has with respect to the Notes, the Collateral Shares, and any shares of Common Stock it may own.

Item 5.                                   Interest in Securities of the Issuer.

(a)          The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.  As a group, the Reporting Persons may be deemed to currently beneficially own 50,944,304 shares of Common Stock (27,096,138 shares of which consist of the Collateral Shares, 18,612,219 shares of which may be acquired pursuant to conversion of the Notes and exercise of the Warrants, and 5,235,947 shares of which are held by the

Cheyne Parties), or 59.9% of the Issuer’s Common Stock, based on 66,411,887 shares of Common Stock of the Issuer outstanding as of July 31, 2008 and assuming conversion of the Notes and exercise of the Warrants beneficially owned by the Reporting Persons.

(b)         The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.

(c)          Not applicable.

(d)         The shares of Common Stock beneficially owned by the Cheyne Parties were purchased by Cheyne LP as discretionary investment manager for the Cheyne Global Emerging Markets Fund and the Cheyne Value Fund (together the “Cheyne Funds”).  Cheyne GP acts as the general partner of the Cheyne Funds.  The Cheyne Parties beneficially own 8,673,762 shares of Common Stock with respect to the Cheyne Global Emerging Markets Fund and 276,470 shares of Common Stock with respect to the Cheyne Value Fund.

The shares of Common Stock beneficially owned by the Lionhart Parties are held on behalf of Lionhart Titan Master Fund SPC Ltd., Lionhart Global Appreciation Master Fund SPC Ltd., Lionhart Aurora Master Fund SPC Ltd. and Lionhart Talon PE Master Fund SPC Limited (collectively the “Lionhart Funds”).  Photon acts as a custodian and nominee on behalf of the Lionhart Funds, and Lionhart acts as the appointed investment advisor of Photon.

(e)          Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information included in response to Items 3, 4 and 5 is incorporated into this Item 6.  The descriptions of the Purchase Agreement, the Notes, the Pledge Agreement and the Warrants are not complete and are qualified in their entirety by reference to the complete text of such agreements which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and incorporated herein by reference.

In connection with the Purchase Agreement, the Reporting Persons also entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to register the shares of Issuer Common Stock issuable pursuant to the Notes and the Warrants as well as the Collateral Shares following a Default pursuant to the Securities Act of 1933, as amended.  The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement filed as Exhibit 6 hereto and incorporated herein by reference.

On August 20, 2008, WMD resigned as Collateral Agent under the Pledge Agreement.  Pursuant to the terms of the Pledge Agreement, the Reporting Persons appointed Law Debenture Trust Company of New York as successor Collateral Agent on September 10, 2008.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit No.

Exhibit 1	Joint Filing Agreement and Power of Attorney dated as of September 22, 2008 by and among the Reporting Persons.

Exhibit 2	Form of Securities Purchase Agreement between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 3

Form of 10% Senior Secured Convertible Promissory Note of Terra Nostra Resources Corp. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 4

Form of Pledge Agreement by and among Sun Liu James Po, as Pledgor, the holders of the Notes and Wollmuth Maher & Deutsch LLP, as Collateral Agent (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 5	Form of Warrant issued by the Issuer to holders of the Notes (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 6

Form of Registration Rights Agreement by and between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 7, 2008

SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL EMERGING MARKETS HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHEYNE GENERAL PARTNER INC.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

KRISTOFFER ANDENAES

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

ANTHONY GIAMMALVA

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

HOLLAND PARK EMERGING MARKETS FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

ALPHA CAPITAL ANSTALT

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

LIONHART INVESTMENTS LTD.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

PHOTON GLOBAL LTD.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

DYNAMIC DECISIONS CAPITAL MANAGEMENT LTD

By:	/s/ Marta Renzetti
Name: Marta Renzetti
Title: Director

DD Growth Premium MASTER FUND

By:	/s/ Humphrey Polanen
Name: Humphrey Polanen
Title: Director

Schedule A

Identity and Background of the Reporting Persons and Named Individuals

Set forth below is certain information required by Item 2 of Schedule 13D with respect to the Reporting Persons and also with respect to the Named Individuals as specified in Instruction C to Schedule 13D.

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Sofaer Capital Natural Resources Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Sofaer Capital Asian Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Sofaer Capital Emerging Markets Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Citco Trustees (Cayman) Limited*	Cayman Islands	Trustee	Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

* Citco Trustees (Cayman) Limited is the Trustee of each of the Sofaer Capital Natural Resources Hedge Fund, Sofaer Capital Asian Hedge Fund and Sofaer Capital Emerging Markets Hedge Fund.  The Trustee has entered into a managing agreement with Sofaer Capital, Inc. to manage the funds held in the trust.

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Robert Thomas	United Kingdom	Trustee of Citco Trustees (Cayman) Limited	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Nicholas Watkins	United Kingdom	Trustee of Citco Trustees (Cayman) Limited	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Sofaer Capital Inc.	British Virgin Islands	Investment Advisor	Craigmuir Chambers Road Town Tortola British Virgin Islands

Michael Sofaer	Hong Kong	Sole Director and Officer of Sofaer Capital Inc.	16th Floor 16 Ice House Street Central Hong Kong

Cheyne Capital Management (UK) LLP	England and Wales	Investment Advisor	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Jonathan Lourie	United Kingdom	Partner and Chief Investment Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Stuart C. Fiertz, CFA	United Kingdom	Partner, President and Director of Research of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Gary Ibbott FCCA	United Kingdom	Partner and Chief Financial Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Simon James	United Kingdom	Compliance Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Natalie Withers	United Kingdom	Head of Operations of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Jeffrey Bronheim	United Kingdom	General Counsel of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Vasilios Siokis	United Kingdom	Risk Manager of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Mark Harrison	United Kingdom	Chief Operating Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Cheyne General Partner Inc.	Cayman Islands	General Partner of various investment funds	Walker House, 87 Mary Street, Georgetown Cayman Islands KY1-9001

Ronan Daly		Independent-Non Executive Director of Cheyne GP	13 Grosvenor Place Rathmines Dublin 6 Ireland

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Andrew Galloway		Director and Principal of ICG Management Limited	ICG Management Limited 3rd Floor Zephyr House 122 Mary Street PO Box 715 George Town, Grand Cayman KY1-1107 Cayman Islands

Daniele Hendry		Director of Cheyne Capital (Schweiz) AG	Scwalbenbodenstrasse 19 8832 Wollerau Switzerland

Philippe Lette		Senior Partner of Lette Lette & Partners	Lette & Associes (Geneva) 20, rue du Marche CH-1204 Geneva Switzerland

James Lieber		President of Lieber Solutions sarl	54 Avenue Montaigne 75008 Paris France

Ralph Fulton Woodford		Director and Principal of ICG Management Limited	ICG Management Limited 3rd Floor Zephyr House 122 Mary Street PO Box 715 George Town, Grand Cayman KY1-1107 Cayman Islands

Kristoffer Andenaes	Norway	Investor	Schiøtts vei 7 0286 Oslo Norway

Anthony Giammalva	USA	Chief Executive Officer of Sound Energy Partners, Inc.	Sound Energy Partners, Inc. 354 Pequot Avenue Southport, CT 06890

Holland Park Emerging Markets Fund	Cayman Islands	Mutual Trust	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Mehdi Dazi		Chairman of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Mohamed Abdel-Hadi	United Kingdom	Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Vijayabalan Murugesu		Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Paul J. Kehoe		Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Javier Santiso		Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Alpha Capital Anstalt	Leichtenstein	Investment Fund	Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Konrad Ackermann	Leichtenstein	Director of Alpha Capital Anstalt	Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein

Photon Global Ltd.	British Virgin Islands	Investment	Harbour House, 2nd Floor Waterfront Drive P.O. Box 972 Road Town Tortola British Virgin Islands

David Sims	United Kingdom	Director of Photon Global Ltd.	Harbour House, 2nd Floor Waterfront Drive P.O. Box 972 Road Town Tortola British Virgin Islands

Neill M. Ebers	United Kingdom	Director of Photon Global Ltd.	Graigside Green Dene East Horsley Surrey KT24 5RE United Kingdom

Lionhart Investments Ltd.	England and Wales	Investment Advisor	Heston Business Court 19 Camp Road Wimbledon SW19 4UW United Kingdom

Terrence P. Duffy	United States of America	Director of Lionhart Investments Ltd.	29 North Drive Etobicoke Toronto Ontario M9A 4R1 Candada

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Neill M. Ebers	United Kingdom	Director of Lionhart Investments Ltd.	Graigside Green Dene East Horsley Surrey KT24 5RE United Kingdom

Dynamic Decisions Capital Management Ltd	England and Wales	Capital Management	28 Ives Street London SW3 2ND United Kingdom

Marta Renzetti	Italy	Director of Dynamic Decisions Capital Management Ltd	Priory Mansions 90 Drayton Gardens London, SW10 9RG
Alberto Micalizzi	Italy	Director of Dynamic Decisions Capital Management Ltd	Largo Settimio Severo 20144 Milano, Italy
DD Growth Premium Master Fund	Cayman Islands	Investment	PO Box 309 Ugland House South church Street Georgetown, Grand Cayman Cayman Islands
Nicos Cristofides	Cyprus	Director of DD Growth Premium Master Fund	7, Hamlyn Garden London SE19 2NX United Kingdom
Umberto Frascati	Italy	Director of DD Growth Premium Master Fund	Via S. Cantoni, 8 Chiasso 6830 Switzerland
Adnan Hassan	United States	Director of DD Growth Premium Master Fund	1634 44th St. N.W. Washington, D.C. 20007 USA
Michael Nobel	Sweden	Director of DD Growth Premium Master Fund	2000 Bay Drive #402 Miami Beach, FL 33141 USA
Humphrey Polanen	The Netherlands	Director of DD Growth Premium Master Fund	PO Box 309 Ugland House South Church Street Georgetown, Grand Cayman Cayman Islands